Exhibit 1
CHINA UNICOM LIMITED (Stock Code: 762)
 (Incorporated in Hong Kong with limited liability under Companies Ordinance)
SUSPENSION OF TRADING
At the request of China Unicom Limited (“the Company”), trading in its shares has been suspended with effect from 12:26p.m. on 23 May 2008 pending the release of an announcement, which is price sensitive in nature.
As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua

Non-executive Directors:	Lu Jianguo and Lee Suk Hwan

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 23 May 2008